UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SEABOARD CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

811543107

(Cusip Number of Class of Securities)

David M. Becker

Senior Vice President and General Counsel

Seaboard Corporation

9000 West 67th Street

Shawnee Mission, Kansas 66202

(913) 676-8800

(Name, address and telephone number of person authorized to receive notices and communication behalf of filing person)

Copy to:

Russell B. Richards, Eq.

King & Spalding LLP

1180 Peachtree St., N.E.

Atlanta, Georgia 30309-3521

(404) 572-4600

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$100,000,000	$12,880

(1)              The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $100 million in aggregate of up to 40,000 shares of common stock, par value $1.00 per share, at the minimum tender offer price of $2,500 per share.

(2)              Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒               Check the box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,880	Filing Party: Seaboard Corporation

Form or Registration No.: Schedule TO-I	Date Filed: May 12, 2014

☐                 Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-1.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Seaboard Corporation, a Delaware corporation (“Seaboard” or the “Company”) on May 12, 2014 in connection with the Company’s Offer to Purchase for not more than $100 million in cash, shares of its common stock, par value $1.00 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $2,500 nor greater than $2,950 per share; or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase dated May 12, 2014 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.                          Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On June 16, 2014, the Company issued a Press Release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on Friday, June 13, 2014.  A copy of the Press Release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press Release announcing the preliminary results of the Tender Offer, dated June 16, 2014.

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